As filed with the Securities and Exchange Commission on August 21, 2017

Securities Act File No. 333-216138

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

 ☐  Pre-Effective Amendment No.

  ☒  Post-Effective Amendment No. 2

STELLUS CAPITAL INVESTMENT CORPORATION

(Exact Name of Registrant as Specified in Charter)

4400 Post Oak Parkway, Suite 2200
Houston, TX 77027

(Address of Principal Executive Offices)

(713) 292-5400

(Registrant’s Telephone Number, Including Area Code)

Robert T. Ladd
Chief Executive Officer and President
Stellus Capital Investment Corporation
4400 Post Oak Parkway, Suite 2200
Houston, TX 77027

(Name and Address of Agent for Service)

COPIES TO:

Steven B. Boehm, Esq.
Stephani M. Hildebrandt, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c).

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File No. 333-216138) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 2 does not change the form of prospectus relating to the Registration Statement on Form N-2 previously filed with the SEC. As permitted by Rule 462(d), this Post-Effective Amendment No. 2 shall become effective upon filing with the SEC.

STELLUS CAPITAL INVESTMENT CORPORATION

PART C
OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial statements

(2) Exhibits

(a)(1)	Articles of Amendment and Restatement (Incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(b)(1)	Bylaws (Incorporated by reference to Exhibit (b)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(c)	Not applicable
(d)(1)	Form of Stock Certificate (Incorporated by reference to Exhibit (d) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(d)(2)	Form of Indenture between the Registrant and U.S. Bank National Association, (Incorporated by reference to Exhibit (d)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-189938), filed on January 29, 2014).
(d)(3)	First Supplemental Indenture between the Registrant and U.S. Bank National Association, dated May 5, 2014, (Incorporated by reference to Exhibit (d)(8) to the Registrant’s Registration Statement on Form N-2 (File No. 333-189938), filed on May 2, 2014).
(d)(4)	Second Supplemental Indenture between the Registrant and U.S. Bank National Association, dated August 21, 2017.*
(d)(5)	Form of Global Note with respect to the 6.50% Note due 2019 (Incorporated by reference to Exhibit (d)(3)).
(d)(6)	Form of Global Note with respect to the 5.75% Note due 2022 (Incorporated by reference to Exhibit (d)(4)).

(d)(7)	Statement of Eligibility of Trustee on Form T-1 (Incorporated by reference to Exhibit (d)(5) to the Registrant’s Registration Statement on Form N-2 (File No. 333-216138), filed on February 21, 2017).
(d)(8)	Form of Warrant Agreement and Warrant Certificate.(1)
(d)(9)	Form of Preferred Stock Certificate.(1)
(d)(10)	Form of Subscription Certificate.(1)
(e)	Dividend Reinvestment Plan (Incorporated by reference to Exhibit (e) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(f)	Not applicable
(g)(1)	Form of Investment Advisory Agreement between the Registrant and Stellus Capital Management, LLC (Incorporated by reference to Exhibit (g)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(h)(1)	Underwriting Agreement, dated April 5, 2017, by and among the Registrant, Stellus Capital Management, LLC and Raymond James & Associates, Inc. and Keefe, Bruyette and Woods, Inc., as representatives to the several underwriters named in Exhibit A thereto (Incorporated by reference to Exhibit (h) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-216138)).
(h)(2)	Underwriting Agreement, dated August 16, 2017, by and among Registrant, Stellus Capital Management, LLC and Keefe, Bruyette and Woods, Inc., as representative of the several underwriters named therein.*
(i)	Not applicable
(j)	Custodian Agreement between Registrant and State Street Bank and Trust Company (Incorporated by reference to Exhibit (j) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(k)(1)	Administration Agreement between Registrant and Stellus Capital Management, LLC (Incorporated by reference to Exhibit (k)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(k)(2)	Form of License Agreement between the Registrant and Stellus Capital Management, LLC (Incorporated by reference to Exhibit (k)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(k)(3)	Form of Indemnification Agreement between the Registrant and the directors (Incorporated by reference to Exhibit (k)(3) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(k)(4)	Form of Senior Secured Revolving Credit Agreement among the Registrant and SunTrust Bank (Incorporated by reference to Exhibit (k)(5) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on November 7, 2012).
(k)(5)	Form of Guarantee and Security Agreement among the Registrant and SunTrust Bank (Incorporated by reference to Exhibit (k)(6) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on November 7, 2012).
(k)(6)	Form of Senior Secured Term Credit Agreement among the Registrant and SunTrust Bank (Incorporated by reference to Exhibit (k)(7) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on November 7, 2012).
(k)(7)	Second Senior Secured Revolving Credit Agreement among the Registrant and SunTrust Bank, dated May 31, 2016, (Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, Filed on August 3, 2016).
(k)(8)	Third Senior Secured Revolving Credit Agreement among the Registrant and SunTrust Bank, dated July 29, 2016, (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, Filed on August 3, 2016).

(k)(9)	Form of Security Agreement among the Registrant and SunTrust Bank (Incorporated by reference to Exhibit (k)(8) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on November 7, 2012).
(l)(1)	Form of Opinion and Consent of Eversheds Sutherland (US) LLP, special counsel for Registrant.(2)
(l)(2)	Opinion and Consent of Eversheds Sutherland (US) LLP, counsel to the Registrant (Incorporated by reference to Exhibit (l)(2) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-216138)).
(l)(3)	Opinion and Consent of Eversheds Sutherland (US) LLP, counsel to the Registrant.*
(m)	Not applicable
(n)(1)	Consent of Grant Thornton LLP (Incorporated by reference to Exhibit (n)(1) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File No. 333-216138)).
(n)(2)	Consent of Grant Thornton LLP.*
(n)(3)	Report of Grant Thornton LLP with respect to the “Senior Securities” table.(2)
(p)	Not applicable
(q)	Not applicable
(r)(1)	Code of Ethics of Stellus Capital Investment Corporation (Incorporated by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).
(r)(2)	Code of Ethics of Stellus Capital Management, LLC (Incorporated by reference to Exhibit (r)(2) to the Registrant’s Registration Statement on Form N-2 (File No. 333-184195), filed on October 23, 2012).

*	Filed as an exhibit hereto.
(1)	To be filed by post-effective amendment, if applicable.
(2)	Previously filed as an exhibit to this registration statement.

Item 26. Marketing Arrangements

The information contained under the heading “Underwriting” on this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$23,180
FINRA filing fee	$30,500
New York Stock Exchange listing fees(1)	$64,000
Printing expenses(1)	$100,000
Accounting fees and expenses(1)	$80,000
Legal fees and expenses(1)	$200,000
Miscellaneous(1)	$20,000
Total(1)	$517,680

*	To be included by pre-effective amendment.
(1)	These amounts are estimates.

Item 28. Persons Controlled by or Under Common Control

None.

Item 29. Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Company’s common stock as of March 29, 2017.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	28

Item 30. Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Stellus Capital Management LLC (the “investment adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the investment advisory agreement or otherwise as an investment adviser of the Registrant.

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Stellus Capital Management LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Stellus Capital Management LLC’s services under the administration agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, which is filed with the Securities and Exchange Commission.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Stellus Capital Investment Corporation, 4400 Post Oak Parkway, Suite 2200, Houston, TX 77027;

(2)	the Transfer Agent, State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110;
(3)	the Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, MA 02110; and
(4)	the Adviser, Stellus Capital Management, LLC, 4400 Post Oak Parkway, Suite 2200, Houston, TX 77027.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

(1)	Registrant undertakes to suspend the offering of the shares of common stock covered hereby until it amends its prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of common stock declines more than 10% from its net asset value per share of common stock as of the effective date of this Registration Statement, or (b) its net asset value per share of common stock increases to an amount greater than its net proceeds as stated in the prospectus contained herein.
(2)	Not applicable.
(3)	Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.
(4)	Registrant undertakes:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
b.	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;
c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
e.	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];
(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
f.	To file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of Registrant are trading below its net asset value and either (i) Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) Registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading.
(5)	For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.
a.	N/A
b.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	The Registrants undertake to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.
(7)	The Registrant undertakes to file a post-effective amendment to the registration statement pursuant to Section 8(c) of the Securities Act of 1933 in connection with any rights offering off of the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of Houston, in the State of Texas, on the 21st day of August, 2017.

STELLUS CAPITAL INVESTMENT CORPORATION

By:	/S/ Robert T. Ladd Name: Robert T. Ladd Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/S/ Robert T. Ladd Robert T. Ladd	Chief Executive Officer and Director (Principal Executive Officer)	August 21, 2017
/S/ W. Todd Huskinson W. Todd Huskinson	Chief Financial Officer, Chief Compliance Officer and Secretary (Principal Financial and Accounting Officer)	August 21, 2017
* Dean D’Angelo	Director	August 21, 2017
* Joshua T. Davis	Director	August 21, 2017
* J. Tim Arnoult	Director	August 21, 2017
* Bruce R. Bilger	Director	August 21, 2017
* Paul Keglevic	Director	August 21, 2017
* William C. Repko	Director	August 21, 2017
*	Signed by Robert T. Ladd pursuant to a power of attorney signed by each individual on February 21, 2017.